Dover Corporation (DOV)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
Dover Corporation Shareholder
Shareholder Alert
Proposals 4 and 5 are the most important items on the ballot!

It is time to tell Stephen Wagner, the Chairman of the Dover Corporation Corporate Governance Committee, to get serious about passing proposals 4 and 5 – the most important items on the ballot:

Proposal 4 – Approval of Amendments to Article 15 of Our Charter to Eliminate Super-Majority Voting Requirement
Proposal 5 – Approval of Amendments to Article 16 of Our Charter to Eliminate Super-Majority Voting Requirement

Due to the antiquated Dover Corporation corporate governance these 2 items need 80% of the vote from every last share of Dover stock in the attic.
A share that is not voted is the same as a share that votes no.
Mr. Wagner needs a wake-up call. What is the excuse for Dover to obtain 79% failed votes on similar proposals in 2017 and 2018?
One can be almost sure that if an executive pay proposal was about to fail by 1% that somehow the 1% deficit would be eliminated.

It would be egg-on-the-face of the Board and Mr. Wagner to come close to obtaining the necessary votes and still fail on these 2 important proposals.

Apparently Mr. Wagner can be contacted through:
Andrey Galiuk  <agaliuk@dovercorp.com>
Vice President - Corporate Development and Investor Relations

If Against votes are cast for Mr. Wagner then perhaps he will feel incentivized to avoid a 3rd consecutive near-miss on these important proposals.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposals 4  and 5 by following the instructions provided in the management proxy mailing.